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Attn:	Dale Welcome
John Cash
Thomas Jones
Sherry Haywood
Division of Corporation Finance
Office of Manufacturing

Re:	Bird Global, Inc.
Registration Statement on Form S-4
Filed May 14, 2021
File No. 333-256187

Ladies and Gentlemen:

On behalf of our client, Bird Global, Inc. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 10, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on May 14, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Cover Page

1.	Please revise to limit your cover page in accordance with Item 501(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the cover page of the Registration Statement accordingly.

2.

Please indicate, if applicable, that the combined company will be a controlled company under New York Stock Exchange listing rules and identify the controlling shareholder and the shareholder’s total voting power.

Response: The Company acknowledges the Staff’s comment and has revised the cover page and pages 66 and 284 of the Registration Statement accordingly.

June 22, 2021

3.

We note your disclosure on page 271 about directors will be divided into staggered three-year terms. Please tell us why you have not presented the planned change as a proposal to be voted upon by shareholders.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that Article 27.2 of the Existing Organizational Documents of Switchback provides for a board of directors divided into three classes with staggered three-year terms. Because the Proposed Organizational Documents provide that the New Bird Board will be classified in the same way as the Switchback Board under the Existing Organizational Documents, and so no substantive change is being made to the Existing Organizational Documents in this respect, the Company has not presented this provision to Switchback shareholders as an Advisory Organizational Document Proposal.

Certain Defined Terms, page ii

4.

Please revise this section to ensure that the meaning of each defined term is provided within the prospectus itself. For example, but without limitation, the defined term “Conversion” refers readers to the Bird Charter.

Response: The Company acknowledges the Staff’s comment and has revised the “Certain Defined Terms” section of the Registration Statement accordingly.

Summary Term Sheet, page viii

5.	Please fill in missing information throughout the proxy statement/prospectus to the extent that it is known, such as the amounts in the penultimate bullet point on page ix.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Q: What equity stake will Switchback’s current stockholders ....?, page 4

6.

You disclose that following the completion of the Business Combination, Travis VanderZanden will have approximately 13.2% of the outstanding capital stock of New Bird. Please disclose here, in the Summary Term Sheet, Summary of the Proxy Statement/Prospectus, and elsewhere that Mr. VanderZanden will hold approximately 75.2% of the voting power of New Bird’s capital stock.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Q: Did the Switchback Board obtain a third-party valuation or fairness opinion ...?, page 8

7.

While we note the disclosure regarding a lack of a third-party valuation or fairness opinion, you also disclose for example: (1) on page 137 that Switchback engaged Goldman Sachs; (2) on page 138 that representatives of Goldman Sachs met to prepare for an upcoming presentation with Bird; and (3) on page 140 that Goldman Sachs and Credit Suisse discussed Bird’s financial and operating projections and model. Please revise to disclose the nature and scope of advice provided by Goldman Sachs and Credit Suisse.

Response: The Company acknowledges the Staff’s comment and has revised pages 142, 143, and 147 of the Registration Statement accordingly.

June 22, 2021

Q: What interests do the current officers and directors of Switchback have in the Business Combination ....?, page 10

8.

Please revise to disclose the interests each of Switchback’s sponsor, current officers and directors. Please quantify the return they will receive on their initial investment, including the price paid to acquire those securities and the current value as of the most recent practicable date.

Response: The Company acknowledges the Staff’s comment and has revised pages 11, 12, 25, 26, 74, 75, 153, and 154 of the Registration Statement accordingly.

9.	Here and elsewhere as applicable, please revise the disclosure in the sixth bullet point on page 11 to quantify the out-of-pocket expenses and provide similar disclosure in the last Q&A on page 17.

Response: The Company acknowledges the Staff’s comment and has revised pages 11, 17, 26, 74, 122, and 154 of the Registration Statement accordingly.

Summary Unaudited Pro Forma Condensed Combined Financial Information, page 36

10.

Please revise the last sentence of the second paragraph such that your pro forma statement of operations for the year ended December 31, 2020 gives pro forma effect to the business combination as if it had occurred on January 1, 2020.

Response: The Company acknowledges the Staff’s comment and has revised page 37 of the Registration Statement accordingly.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 98

11.	Please revise Bird’s historical weighted-average shares to reconcile with the number shown in the audited financial statements.

Response: The Company acknowledges the Staff’s comment and has revised pages 103 and 104 of the Registration Statement accordingly.

The Business Combination, page 118

12.

Notwithstanding the disclaimers, the representations, warranties, and covenants in the business combination agreement filed with the proxy statement/prospectus constitute public disclosure for purposes of the federal securities laws, and you are responsible for considering whether additional specific disclosures of material information about material contractual provisions of the business combination agreement are required to make the statements in the proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations, warranties, and covenants in the merger agreement, you have provided corrective disclosure in the proxy statement/prospectus.

June 22, 2021

Furthermore, if subsequent information concerning the subject matter of the representations, warranties, and covenants in the merger agreement may or may not be fully reflected in your public disclosures, please clarify that your public disclosures will include any material information necessary to provide your stockholders a materially complete understanding of the business combination agreement disclosures.

Response: The Company acknowledges the Staff’s comment and has revised page 123 of the Registration Statement accordingly.

Conversion of Securities, page 119

13.

Given the lengthy formulas and use of defined terms disclosed here, please revise to provide examples that illustrate what holders of securities will receive at the acquisition merger effective time and how those amounts are calculated.

Response: The Company acknowledges the Staff’s comment and has revised pages 124 and 125 of the Registration Statement accordingly.

Representations, Warranties and Covenants, page 121

14.

Please expand your disclosure to describe the representations and warranties. For example, what has Bird represented or warranted with respect to capitalization, financial statements, material contracts, etc.?

Response: The Company acknowledges the Staff’s comment and has revised pages 127 and 128 of the Registration Statement accordingly.

Satisfaction of 80% Test, page 147

15.

Please disclose how the board determined that the business combination had a fair market value of 80% of the balance of the funds in the trust account at the time of execution of the business combination agreement. Please include the material details of the specific analyses used, what sources of information were used to make the determination, and any quantitative or qualitative factors considered.

Response: The Company acknowledges the Staff’s comment and has revised page 153 of the Registration Statement accordingly.

Material U.S. Federal Tax Considerations, page 153

16.

We note your statement in the first paragraph of this section that your disclosure is a discussion of material federal income tax considerations of the domestication and it appears from the exhibit index that you have not included a tax opinion. Your prospectus should provide a brief, clear and understandable summary of the material tax aspects of the domestication and the required Item 601(b)(8) tax opinion provided by you should state clearly the tax consequences. Please file a tax opinion as an exhibit and clarify whether the tax disclosure is intended to constitute such opinion or whether you will be providing a separate long form tax opinion, or advise if you do not believe a tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has revised pages 161 and 162 of the Registration Statement accordingly, and has filed as Exhibit 8.1 to the Registration Statement the tax opinion required by Item 601(b)(8) of Regulation S-K.

June 22, 2021

The Domestication Merger, page 155

17.

We note your statement in this section that it is intended that the domestication qualify as an F Reorganization. Please revise to state clearly whether the domestication will qualify as an F Reorganization or advise why you cannot provide such a statement.

Response: The Company acknowledges the Staff’s comment and has revised pages 7, 89, 161, and 162 of the Registration Statement accordingly.

Proposal E: Exclusive Forum Provision, page 179

18.

Please revise your disclosure here to include the additional provisions designated as (a) and (b) relating to deemed consent regarding personal jurisdiction and service of process included in Annex B, Article XI of the Bird Global Inc. amended and restated certificate of incorporation.

Response: The Company acknowledges the Staff’s comment and has revised page 186 of the Registration Statement accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bird

Key Metrics and Non-GAAP Financial Measures, page 201

19.

It appears from your disclosures that Gross Transaction Value and Ride Profit are more akin to operating metrics, rather than non-GAAP measures. Please revise how you characterize these measures in your MD&A or tell us how you determined the present characterization is appropriate. Please refer to SEC Release No. 33-10751.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly to characterize Gross Transaction Value as an operating metric. The Company respectfully advises the Staff that it believes it has correctly characterized Ride Profit as a non-GAAP financial measure. The Company came to this conclusion by reviewing SEC Release No. 33-10751 and Item 10(e) of Regulation S-K and preparing Ride Profit in accordance with such guidance. In particular, the Company analyzed Items 10(e)(2), (4), and (5) of Regulation S-K and determined that Ride Profit is:

•

a numerical measure of Bird’s historical financial performance that excludes amounts that are included in gross margin, the most directly comparable measure to Ride Profit calculated and presented in accordance with GAAP in Bird’s income statement—namely vehicle depreciation, vehicle count adjustments, and revenue and cost of revenue associated with vehicle sales to retail customers and Bird Platform partners;

•

not (i) an operating or other statistical measure, or (ii) a ratio or statistical measure calculated using exclusively one or both of financial measures calculated in accordance with GAAP and operating measures or other measures that are not non-GAAP measures; and

•	not required to be disclosed by GAAP, SEC rules, or a system of regulation of a government or governmental authority or self-regulatory organization that is applicable to the Company.

June 22, 2021

Ride Profit reflects the profit generated from rides in Bird’s Sharing business after accounting for direct ride expenses, calculated by adding back non-cash, non-recurring expenses, and the impact of Bird’s Product Sales business to gross margin. The Company views Ride Profit as similar to “Adjusted Gross Profit” or “Contribution Profit” for its Sharing business, and chooses to use the “Ride Profit” nomenclature for consistency with management reporting. The Company believes it is a useful indicator of the economics of Bird’s Sharing business, as it takes into account direct ride expenses that consist primarily of payments to Fleet Managers.

In order to make the analysis of Bird’s Ride Profit more straightforward for investors, the Company has moved the reconciliations of non-GAAP measures up to the first use of non-GAAP measures in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bird.”

Results of Operations

Cost of Sharing Revenue, Exclusive of Depreciation, page 211

20.

You disclosed that the $82.0 million decrease during 2020 was due primarily to a decrease in In-House operations costs of $78.9 million, offset by an increase in Fleet Manager operations costs of $24.9 million. Please disclose the reason for the remaining $28 million difference.

Response: The Company acknowledges the Staff’s comment and has revised page 223 of the Registration Statement accordingly.

Depreciation on Revenue Earning Vehicles, page 212

21.	Please quantify the reasons you disclosed that resulted in depreciation on revenue earning vehicles to decrease by $88.4 million.

Response: The Company acknowledges the Staff’s comment and has revised page 224 of the Registration Statement accordingly.

Liquidity and Capital Resources, page 213

22.	Please expand your narrative to disclose the availability under your line of credit.

Response: The Company acknowledges the Staff’s comment and has revised page 226 of the Registration Statement accordingly.

Operating Activities, page 214

23.	You refer to non-cash vehicle expenses as a part of the reconciliation of net cash used in operating activities. Please tell us the nature of this item.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that non-cash vehicle expenses are incurred prior to deploying a vehicle. These include write-offs and other charges prior to the vehicle being placed into service. These charges were larger in prior periods and have decreased as Bird’s business has matured.

June 22, 2021

Critical Accounting Policies and Estimates

Goodwill, page 216

24.	Please expand your narrative to discuss the significant factors and assumptions used in your impairment analysis, as well as identifying the reporting units that contain goodwill.

Response: The Company acknowledges the Staff’s comment and has revised page 229 of the Registration Statement accordingly.

Stock-Based Compensation, page 216

25.

You discuss the use of a third-party independent valuation firm to determine the fair value of Bird’s common stock. We also note from Note 5 on page F-35 that a valuation specialist assisted in determining the purchase price of the CIRC acquisition. Although you are not required to make reference to these independent third-party specialists, to the extent that you do refer to a specialist in your registration statement, we remind you that you should disclose the name of the valuation specialist and include their consent pursuant to Rule 436(b) of Regulation C. Please revise your registration statement accordingly, remove the reference to the third-party specialists, or explain to us why a consent is not required. Please refer to Question 141.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations on Securities Act Sections for additional guidance.

Response: The Company acknowledges the Staff’s comment and has revised pages 229, 230, and F-78 of the Registration Statement accordingly.

Ride Profit, page 219

26.	In the table depicting the full year comparison, it does not appear that the footnote numbers correspond to the correct footnote. Please revise your table accordingly.

Response: The Company acknowledges the Staff’s comment and has revised page 213 of the Registration Statement accordingly.

Financial Statements, page F-1

27.	Please provide updated financial statements and related disclosures for Bird Global, Switchback II, and Bird Rides to comply with Rule 8-08 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Report of Independent Registered Public Accounting Firm - Bird Global, Inc., page F-2

28.	It does not appear that the restatement reference applies to Bird Global’s financial statement. Please have your auditors revise its audit opinion as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised page F-2 of the Registration Statement accordingly.

June 22, 2021

Bird Rides, Inc. Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm - Bird Rides, Inc., page F-20

29.	It appears that the report of your independent registered public accounting firm should be dual dated to refer to Notes 10 and 12. Please have your auditor revise their report.

Response: The Company acknowledges the Staff’s comment and has revised page F-63 of the Registration Statement accordingly.

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Accounts Receivable, page F-27

30.

You disclose that “amounts are written off against accounts receivable after all means of collection have been exhausted and the potential for recovery is considered remote.” Please revise your disclosure to state, if true, that accounts receivable are written off against the allowance for doubtful accounts.

Response: The Company acknowledges the Staff’s comment and has revised page F-70 of the Registration Statement accordingly.

Note 5 - Acquisitions, page F-35

31.	Please demonstrate to us how you determined that audited financial statements for CIRC are not required pursuant to Rule 8-04 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, although CIRC would be considered significant for purposes of the financial statement requirements of Rule 8-04 of Regulation S-X, the acquisition of CIRC occurred on January 27, 2020, and CIRC’s financial results were included in Bird’s audited consolidated financial statements for the year ended December 31, 2020 from the date of acquisition—a period of nearly one full year. The Company therefore concluded that the inclusion of CIRC financial statements would not be meaningful to investors, particularly relative to the time and effort of the Company to provide them.

Signatures, page II-7

32.	Please be advised that the registration statement shall be signed by at least a majority of the board of directors.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that currently the Company has one director—Travis VanderZanden. It is expected that Mr. VanderZanden will remain the only director of the Company until consummation of the Business Combination, at which time the director nominees named in the section of the Registration Statement entitled “Management After the Business Combination” will join the board of directors of the Company. If the Company adds directors to its board prior to consummation of the Business Combination, it will ensure that at least a majority of its board sign the Registration Statement or any amendment thereto.

*    *    *    *

June 22, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-2139 or my colleague, Christopher J. Clark, at (202) 637-2374.

Very truly yours,

/s/ Rachel W. Sheridan
Rachel W. Sheridan of LATHAM & WATKINS LLP

cc:	Travis VanderZanden, Bird Global, Inc.

Wendy Mantell, Bird Global, Inc.

Jim Mutrie, Switchback II Corporation

Justin G. Hamill, Latham & Watkins LLP

Christopher J. Clark, Latham & Watkins LLP

Douglas E. McWilliams, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.